PRESS RELEASE	July 16, 2007

Syneron to Report Q2 2007 Financial Results on August 6, 2007

YOKNEAM, ISRAEL -- (MARKET WIRE) – July 16, 2007 -- Syneron Medical Ltd. (NASDAQ: ELOS), an innovator in the development, marketing and sales of elos™ combined-energy medical aesthetic devices, today announced that it will release its financial results for the second quarter of 2007 before market opening on Monday, August 6, 2007. The earnings release will be available on Syneron's website at http://www.syneron.com.

Syneron management will host a conference call and a live webcast at 8:30 a.m. (ET) on the same day. A question & answer session will follow management's discussion of the financial results and events in the second quarter.

Those who wish to listen to the conference call webcast should visit the Investor Relation section of the Company’s website at http://www.syneron.com. The live call can also be accessed by dialing 866-540-8136 or for international participants +1-416-340-8010 (conference ID # is 3229129). Following the conclusion of the call, a replay of the webcast will be available within 24 hours on the Company's website.

About Syneron
Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elos combined-energy technology of Bi-Polar Radio Frequency and Light. The Company's innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Toronto, North American Logistics Center in Irvine, California, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.
Syneron, the Syneron logo, and elos are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. elos (electro-optical synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.

For more information, please contact:
•	Fabian Tenenbaum, CFO, +972 73 244 2329, email: cfo@syneron.com
•	Judith Kleinman, VP Investor Relations, +972 73 244 6282, email: ir@syneron.com

Source: Syneron Medical Ltd.